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CYDigital

Digital Advertising Disruption Through Consumer Data Control

Marketing in the Age of Data Privacy

Herndon, VA

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Pitch

What today's US Consumers do not know is that they are sacrificing approximately $890B of data value to digital conglomerates, without any remuneration!

Digital conglomerates (DigiCons) such as Facebook and Google have generated hundreds of millions, if not billions, of dollars by leveraging individuals' online data, a resources that is FREE to the DigiCon. As a result, today's Marketers are facing a data privacy backlash...created by those same behemoths...that impacts the Marketer's ability to reach specific targets with specific offers. And it's a privacy backlash that is driving U.S. state legislatures to enact data privacy protection laws. In addition, Marketers understand that the intermediaries are exploiting them by charging excessive fees for data and advertisements that end up reaching a wrong audience.

Yet in light of all this, greater than 60% of US consumers will be willing to share their data for a benefit!

That's CYDigital's mission: enable consumers the share their data in exchange for rewards from marketers, exclude those DigiCons from the process, and *disrupt* the digital advertising marketplace.

Our approach is based on a novel yet simple concept: **providing a means for the Consumer to capture, own, and selectively share and derive value from the data generated from all their offline and online activities.** On a permission-basis only, Consumers are incentivized to make their data anonymously available to Marketers so that Marketers can reach very specific individuals with very specific and relevant offers.

See a Demonstration!

As a result, Marketers will not only uncover new opportunities, but will also be in complete alignment with global, domestic and local privacy regulations, as well as remove digital conglomerates as middlemen to reach Consumers.

Our blockchain solution is unique: we do not require any change in consumer behavior, e.g., download and use a different browser. Nor is it required for the consumer to manually setup an account and populate it with information. CYDigital is an incredibly easy means for the consumer to leverage their data for profit, and a highly targeted means for marketers to reach the highly coveted targets.

Community Impact



Community Building



Key Facts

US Consumers will generate $890B of data value in 2019, but receive no compensation when used by businesses.

Yet over 60% of those consumers are willing to exchange their data for a benefit. This includes health data, financial data, online behavior and personal preferences.

Twelve U.S. states have enacted or will enact data privacy legislation, including California's CCPA. And there are five federal acts being discussed in the U.S. House and Senate.

Marketers do not have a comprehensive 3rd party solution to directly target consumers from outside their in-house list. And their in-house list may be at risk due to legislation.

Digital advertising will continue to exhibit robust growth, expanding to 52.1% of total media spend in 2021 from an estimated 43.5% of total media ad spend in 2018.

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Opportunity



Normal   B I U S   A ✗   ☰ ☰ ☰   🔗 🖼   Raw ↺ ↻   Div   🎞



CYDigital

IT'S A RAPIDLY CHANGING ENVIRONMENT FOR MARKETERS

US Consumers generate $890B of data in 2019 and receive **nothing** for it....

...yet > 60% will exchange data for a benefit!

In the U.S., data privacy state legislation is on the rise...

...while national legislation is being discussed.

Search and Social advertising grows...

Digital Ad Spending by Format, US, 2019-2023

■ Display ■ Search ■ Other

...while the marketer's share of voice decreases

With all these pressures, how can marketers reach consumers in the age of data privacy?



THE SOLUTION TO REACH CONSUMERS IN THE AGE OF DATA PRIVACY

A new advertising format for the data privacy era: **"Inverted Advertising"**

Using blockchain, marketers reward consumers for **anonymously** sharing their data & viewing ads, aka CYD ads.





Consumers capture and control all data, and selectively

Marketers pay Consumers with CYDT Tokens to present

& **anonymously** share data with marketers.

offers...only if the Consumer gives permission!





$
BUY

CLICK HERE TO SEE A DEMONSTRATION

Why **Inverted**? Instead of...

- Unannounced advertising, the marketer must **request permission**;
- Paying the ad channel, **payment goes to the consumer**;
- Targeting based on weak analysis, offers are presented **based on anonymously shared data**.

HOW INVERTED ADVERTISING WORKS



It starts with Consumers given the ability to capture and own their data!

- CYDigital's proprietary DApp is the decentralized solution allowing Consumers to record their digital activity into individual DDRs.
- Consumer intake from Marketers' data files and from CYDigital's inbound efforts. CYDT tokens are used as an incentive.



Consumer
CYDigital
Local DB
DDR
The CYDigital DApp records digital activity*
*except blacklisted and blocked data
Temporary Data
Activity data is transmitted via a high-performance secure protocol to a cryptographically-secured individual decentralized data record (DDR).

Through CYDigital, marketers query the system to anonymously identify targets, and pay to reach them

- Queries are run against DDRs to identify the Marketers' targets...without identifying the Consumer.
- Via Smart Contracts, Marketers pay Consumers in CYDT to present the promotional offers.
- Marketers reach specific Consumers with specific offers via CYD ads.





DDR
CYDigital
Advertiser
Query
CYDigital runs the advertiser query against Consumer DDRs that have granted access to CYDigital.
Submit target
Return results*
Send offer details
* Contains no personal data

CLICK HERE TO SEE A DEMONSTRATION

GO TO MARKET AND MANAGING THE CONSUMER/MARKETER RELATIONSHIP



"Inside-out" Go-to-Market

CYDigital markets directly to Marketers, Brands, Merchants

Marketer becomes Customer, loads data into CYDigital platform

Marketer chooses not to upload their data

"Outside-in" Go-to-Market

CYDigital markets directly to Consumers, driving sign-ups

Consumer accounts created, immediately rewarded with CYDT

Consumer activity is anonymously recorded. Activities are segmented into buckets. Consumer earns CYDT.

Consumers rewarded for anonymously sharing their data with Marketer via CYDigital

SPECIALS

Based on shared data, Marketer proffers offer via CYD ad

Consumer rewarded for viewing offer

MARKETER BENEFITS

- Adhere to any data privacy legislation.
- Target consumers with greater specificity than any other format.
- Payment to the consumer,

CONSUMER BENEFITS

- Can finally own their data.
- Are paid for their data and to view ads.
- Privacy is protected.

not to the middleman.

And CYDigital is the **first-to-market** with the new Inverted Advertising format



CYDIGITAL PROJECTIONS







THE TEAM



John Rizzo, CTO

Held senior technology positions such as: Chief Architect at Vodafone Global, VP Technology at Aplix Corp, and SVP of Products and Innovation for Ubitus Inc. Worked on standards in the Open Mobile Alliance, Open Mobile Terminal Platform, Linux Mobile, Open Services Gateway initiative, and the Java Community Process.



Joe Rizzo, CEO

Leader in the marketing technology industry (including as the #3 MarTech Influencer by Onalytica), Joe has been providing MarTech strategy, software, and support guidance to B2B and B2C companies since 2001. Founded OnDialog, a landing page application integrated with Salesforce.



Morgan Pierce, CMO

Serial entrepreneur, global speaker, venture capitalist and growth hacker. Involved with more than 30 successful start-ups in cybersecurity, fintech, MarTech, CRM and HR. Accomplished public speaker and lectures globally on Blockchain and the Cryptocurrency Ecosystem.



Nick Lepley, PhD, Data Scientist

Began his career as an academic researcher, where he studied medical diagnostics, thermoelectric power generation, and completed a physics PhD focused on applied quantum mechanical modeling of lithium ion batteries.

https://cyd.digital   joe@cyd.digital   john@cyd.digital



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 Our Terms

Equity
Security Type

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

$100
Minimum Investment

10,000,000
Issued Shares

1,625,000
Shares Available for Purchase

$2,000,000
Issuer's Valuation

$0.20
Price Per Share



Perk calculator
Please select potential investment amount to reveal available perks

$100

Invest $100

Benefits & Perks

$1,000
Only 50 Packages Offered

10,000 CYDT Tokens BONUS for Your $1k Investment

1. **10,000 CYDT Tokens BONUS for Your $1k Investment**
As a perk for your $1,000 investment, we'll open a CYDigital account on your behalf and award you with 10,000 CYDT Tokens! CYDT is a vital part of the CYDigital system, given to consumers as a reward for certain activities, e.g., allowing their data to be captured and saved, permitting queries against that data, accepting the presentation of consumer offers, clicking on those offers, and more. How valuable is this perk? Well, as a basis for comparison, once a consumer signs up for a CYDigital account, they'll receive 150 CDYT. Your investment qualifies you to receive much more than that...far, far more! Once CYDigital launches and is fully functional, the tokens can be used to reduce pricing for some marketers' offers! Here's how it works: once your investment is secured, we'll pre-establish an account in your name using your email address, and we'll allocate your tokens to your account. Once we go live, you'll receive access to your account...and your CYDT!

NOTE: one perk package per investor!! NOTE: Neither U.S. Consumers nor Marketers will be not able to purchase or obtain CYDT Tokens until the CYDigital

purchase or obtain CYDT Tokens until the CYDigital Platform is fully functional and CYDT has available consumptive uses to both Consumers and Marketers. CYDT is not intended for cash redemption. CYDT will not entitle holders thereof to any equity rights in CYDigital as a corporate entity.

Read less

$10,000
Only 10 Packages Offered

120,000 CYDT Tokens BONUS for Your $10k Investment

1. **120,000 CYDT Tokens BONUS for Your $10k Investment** As a perk for your $10,000 investment, we'll open a CYDigital account on your behalf and award you with 120,000 CYDT Tokens! CYDT is a vital part of the CYDigital system, given to consumers as a reward for certain activities, e.g., allowing their data to be captured and saved, permitting queries against that data, accepting the presentation of consumer offers, clicking on those offers, and more. How valuable is this perk? Well, as a basis for comparison, once a consumer signs up for a CYDigital account, they'll receive 150 CDYT. Your investment qualifies you to receive much more than that...far, far more! Once CYDigital launches and is fully functional, the tokens can be used to reduce pricing for some marketers' offers! Here's how it works: once your investment is secured, we'll pre-establish an account in your name using your email address, and we'll allocate your tokens to your account. Once we go live, you'll receive access to your account...and your CYDT!

NOTE: one perk package per investor!! NOTE: Neither U.S. Consumers nor Marketers will be not able to purchase or obtain CYDT Tokens until the CYDigital Platform is fully functional and CYDT has available consumptive uses to both Consumers and Marketers. CYDT is not intended for cash redemption. CYDT will not entitle holders thereof to any equity rights in CYDigital as a corporate entity.

Read less

$25,000
Only 5 Packages Offered

325,000 CYDT Tokens BONUS for Your $25k Investment

1. **325,000 CYDT Tokens BONUS for Your $25k Investment** As a perk for your $25,000 investment, we'll open a CYDigital account on your behalf and award you with 325,000 CYDT Tokens! CYDT is a vital part of the CYDigital system, given to consumers as a reward for certain activities, e.g., allowing their data to be captured and saved, permitting queries against that data, accepting the presentation of consumer offers, clicking on those offers, and more. How valuable is this perk? Well, as a basis for comparison, once a consumer signs up for a CYDigital account, they'll receive 150 CDYT. Your investment qualifies you to receive much more than that...far, far more! Once CYDigital launches and is fully functional, the tokens can be used to reduce pricing for some marketers' offers! Here's how it works: once your investment is secured, we'll pre-establish an account in your name using your email address, and we'll allocate your tokens to your account. Once we go live, you'll receive access to your account...and your CYDT!

NOTE: one perk package per investor!! NOTE: Neither U.S. Consumers nor Marketers will be not able to purchase or obtain CYDT Tokens until the CYDigital Platform is fully functional and CYDT has available consumptive uses to both Consumers and Marketers. CYDT is not intended for cash redemption. CYDT will not entitle holders thereof to any equity rights in CYDigital as a corporate entity.

Read less

$50,000
Only 3 Packages Offered

750,000 CYDT Tokens BONUS for Your $50k Investment

1. **750,000 CYDT Tokens BONUS for Your $50k**

Investment As a perk for your $50,000 investment, we'll open a CYDig'tal account on your behalf and award you with 750,000 CYDT Tokens! CYDT 's a v'tal part of the CYDigital system, given to consumers as a reward for certa'n activities, e.g., allowing the'r data to be captured and saved, permitting queries against that data, accepting the presentation of consumer offers, click'ng on those offers, and more. How valuable is th's perk? Well, as a bas's for comparison, once a consumer signs up for a CYDigital account, they'll receive 150 CDYT. Your investment qual'f'es you to rece've much more than that...far, far more! Once CYDigital launches and is fully functional, the tokens can be used to reduce pricing for some marketers' offers! Here s how it works: once your investment 's secured, we ll pre establish an account 'n your name using your email address, and we'll allocate your tokens to your account. Once we go live, you ll rece've access to your account...and your CYDT!

NOTE: one perk package per 'nvestor!! NOTE: Neither U.S. Consumers nor Marketers will be not able to purchase or obtain CYDT Tokens until the CYDigital Platform is fully functional and CYDT has available consumpt've uses to both Consumers and Marketers. CYDT is not intended for cash redemption. CYDT w'll not entitle holders thereof to any equity rights in CYDigital as a corporate entity.

Read less

$75,000

Only 2 Packages Offered

1,250,000 CYDT Tokens BONUS for Your $75k Investment

1. **1,250,000 CYDT Tokens BONUS for Your $75k Investment** As a perk for your $75,000 investment, we'll open a CYDig'tal account on your behalf and award you with 1,250,000 CYDT Tokens. CYDT is a vital part of the CYDigital system, given to consumers as a reward for certa'n activities, e.g., allowing the'r data to be captured and saved, permitting queries against that data, accepting the presentation of consumer offers, click'ng on those offers, and more. How valuable is th's perk? Well, as a bas's for comparison, once a consumer signs up for a CYDigital account, they'll receive 150 CDYT. Your investment qual'f'es you to rece've much more than that...far, far more! Once CYDigital launches and is fully functional, the tokens can be used to reduce pricing for some marketers' offers! Here s how it works: once your investment 's secured, we ll pre establish an account 'n your name using your email address, and we'll allocate your tokens to your account. Once we go live, you ll rece've access to your account...and your CYDT!

NOTE: one perk package per 'nvestor!! NOTE: Neither U.S. Consumers nor Marketers will be not able to purchase or obtain CYDT Tokens until the CYDigital Platform is fully functional and CYDT has available consumpt've uses to both Consumers and Marketers. CYDT is not intended for cash redemption. CYDT w'll not entitle holders thereof to any equity rights in CYDigital as a corporate entity.

Read less

$100,000

Only 2 Packages Offered

1,750,000 CYDT Tokens BONUS for Your $100k investment

1. **1,750,000 CYDT Tokens BONUS for Your $100k Investment** As a perk for your $100,000 investment, we'll open a CYDig'tal account on your behalf and award you with 1,750,000 CYDT Tokens! CYDT 's a v'tal part of the CYDigital system, given to consumers as a reward for certa'n activities, e.g., allowing the'r data to be captured and saved, permitting queries against that data, accepting the presentation of consumer offers, click'ng on those offers, and more. How valuable is th's perk? Well, as a bas's for comparison, once a consumer signs up for a CYDigital account, they'll receive 150

CDYT. Your investment qualifies you to receive much more than that...far, far more! Once CYDigital launches and is fully functional, the tokens can be used to reduce pricing for some marketers' offers! Here's how it works: once your investment is secured, we'll pre-establish an account in your name using your email address, and we'll allocate your tokens to your account. Once we go live, you'll receive access to your account...and your CYDT!

NOTE: one perk package per investor!! NOTE: Neither U.S. Consumers nor Marketers will be not able to purchase or obtain CYDT Tokens until the CYDigital Platform is fully functional and CYDT has available consumptive uses to both Consumers and Marketers. CYDT is not intended for cash redemption. CYDT will not entitle holders thereof to any equity rights in CYDigital as a corporate entity.

Read less

View less perks

 ## Our Team

Joseph Rizzo CO-FOUNDER
CEO



Recognized as a leader in the marketing technology industry (including as the #3 MarTech Influencer by Onalytica), Joe has been providing strategy, software, and support guidance to B2B and B2C companies in the marketing technology (MarTech) industry since 2001. Eager to apply his expertise to create a new and improved market solution for Consumers and Marketers in the marketing technology industry, Joe co-founded CYDigital with CTO John. Before co-founding CYDigital, Joe founded OnDialog (was PluraPage), a landing page application integrated with Salesforce, and raised $7MM USDup through Series A (at peak, the company's valuation reached $25MM USD). Joe has dedicated his career to digital marketing since 1996, when he started one of the first eCommerce sites for Altec Lansing, the leading provider of desktop audio. At Altec Lansing, he helped break open the consumer market for digital audio utilizing then-new USB (in conjunction with Intel), and was named one of the top marketers throughout the technology industry. Joe has held CEO, CMO, and VP Marketing positions since the early 1990s, and has managed teams ranging from a handful to a team of 150.

John Rizzo CO-FOUNDER
CTO



With over 30 years of experience in the tech industry, John set out to start a company that would create a system that enabled Consumers to control their online data. Bringing his vision to fruition, John co-founded CYDigital, Inc., so named to reference the Company's mission of empowering Consumers to "Control Your Data." Before co-founding CYDigital, John held senior technology positions such as: Chief Architect at Vodafone Global, VP Technology at Aplix Corp, and SVP of Products and Innovation for Ubitus Inc. John has also worked on technology standards in the OMA (Open Mobile Alliance), OMTP (Open Mobile Terminal Platform), LiMo (Linux Mobile), OSGi (Open Services Gateway initiative), and the JCP (Java Community Process) where he was a two-term executive committee member. John was also awarded JCP Member of the Year in 2010 for his leadership. Thanks to these experiences, John brings to CYDigital his skills in engineering management, software architecture, embedded platforms, telecommunications, IP formation and management, mergers and acquisitions, business development, and advising start-ups in the technology sector.



Nicholas Lepley
DATA SCIENTIST



Morgan Pierce
MARKETING STRATEGIST

An experienced and credentialed data scientist, Nicholas serves as a key advisor to CYDigital. Nicholas began his career as an academic researcher, where he studied medical diagnostics, thermoelectric power generation, and completed a physics PhD focused on applied quantum mechanical modeling of lithium ion batteries. Upon witnessing the ways in which data was fundamentally changing culture, Nicholas left the field of physics to focus on data science and, thereafter, take part in CYDigital's mission of enabling Consumers to control their online data.

Morgan is an engagement marketing expert, serial entrepreneur, and global speaker. A graduate of Columbia University with a degree in Computer Science and Economics, she started her career as an natural-born entrepreneur launching two start-ups in 3 years, both with achieving multi-million dollar exits. She gained experience in the multinational arena as Director of Marketing for EMEA at Oracle. She has been involved with more than 30 successful start-ups in Cybersecurity, Fintech, and Martech. In her career, she has

managed teams of over 800 people and annual revenue of more than US$50 million.

Most recently as CMO of SEBA Bank AG, she was responsible for the development and growth of the global SEBA brand and driving the marketing agenda for one of the world's first regulated crypto banks. In that role, she led a hugely successful brand launch, from zero to $106mn of publicity value in the first 90 days post launch, increasing the prospect for the SEBA brand to gain global momentum in the months following.

Morgan is an accomplished public speaker and lectures globally on Blockchain and the digital asset ecosystem.

Our Milestones



Show All

2018

The Genesis

Problem and solution identified, team assembled.

Mar 31st

White Paper published.

Jun 30th

2019

Initial prototyping.

Apr 1st

Prototyping completed.

Oct 1st

2020

Development Begins!

Close on seed round, begin outsourced development.

Apr 30th

Complete v.5; engage discussions with marketers, agencies

Jun 15th

Complete v.9

Jul 31st

Close Seri
onboard d
team, CFC
VP Sales; s
marketer
consumer
marketing

Aug 31st

FAQ

Q: Date the company was founded

A: 1/1/2018

Q: How many employees do you have?

A: We have four team members.

Q: Where is CYDigital located/registered/headquartered?

A: The founders of CYDigital are located in the United States, where CYDigital headquarters will be established. John Rizzo is located in the Bay Area of Northern California, and Joe Rizzo is located in Northern Virginia's Fairfax County. Corporate headquarters will be in Northern Virginia's Fairfax County, while a majority of the development will take place in Burlingame, CA. We are a C-corp out of Delaware.

Q: How long have you been in the space?

A: We have been in the space for over a year. Early on we developed the idea for the service and then while looking for way to solve the challenge we decided to use decentralization, tokens, and blockchain to make it work. Tokens solve the use incentive and reward challenge for our service. Decentralization helped to solve the ownership and security of data. And in some places blockchain gives us the needed transparency and accountability of transactions as well as immutability of digital goods. Blockchain-based identity token services also allow us to enable the DApp as a consumable platform for not yet created services.

Q: The country of operation?

A: United States.

Q: What is the current state of your project?

A: All documentation has been published, e.g., business plan, investor deck, financials, etc. The first phase of product development is complete, and we have a proof of concept. We have started MVP development.

Q: Do you have a technical roadmap for your software development efforts?

A: Yes, you will find in our business plan and investor deck a roadmap that shows the set of micro services needed and the high-level development stages for them. You will also find in the business plan a set of sequence diagrams that call out the interactions and functions of those services.

Q: What is your roll out strategy?

A: The strategy relies on growing contiguously from one or two MSAs on opposite coasts of the U.S. where we will first recruit consumers. As consumers sign-up, we will focus our efforts on those advertisers who need to reach those consumers within those MSAs through a direct sales effort. As we build a presence in that MSA, we will move to adjacent MSAs.

Q: Is there a clickable prototype of CYDigital platform?

A: Not yet. That's one of the objectives of the MVP.

Q: Why is your company going to succeed?

A: The team is very, very strong, and we've been through numerous start-ups so we know what needs to be done, and when. The team has significant and long experience across all corporate functions as well as sales and consumer interaction.

Q: What is the total valuation of your project?

A: $2MM pre-money

Q: What is your current monthly burn rate?

A: Any money spent each month comes from the co-owners who will not seek reimbursement. So whatever minimal expenses are incurred, e.g., website hosting, the co-owners are paying.

Q: What is your current financial situation?

A: Seeking seed investment to complete the MVP.

Q: What is your revenue model?

A: Marketers are charged to reach each Consumer DDR and to reach each targeted Consumer. We project that each Consumer will receive 5 offers each month. On average, we project a price of $2 USD to access the Consumer's DDR. So during the month, the average gross revenue per Consumer is $10 USD (5 offers x $2 USD per DDR access). Assuming 100K Consumers, this will generate $1MM USD.

Q: What is your 3-5 years revenue plan?

A: Our 4 year projections for P/L, Cash Flow and Balance Sheet are available via Fundopolis. Our financials are available for review at anytime. Please let us know.

Q: What is your consumer-client-partner base? How many clients and partners interested in CYDigital are there right now? Who are potential clients of CYDigital?

A: We do not yet have consumers or clients (customers).

Q: How much capital has been put into the business to date?

A: $150K out of our pockets.

Q: Why do you need blockchain? Can the problem you are trying to solve be addressed with the integration of only fiat currency and without tokens?

A: CYDigital uses a permissioned blockchain to record all token transactions such as rewards earned, grants, friends and family transfers, and purchases. Furthermore, the blockchain records all smart contract agreements between Consumers and Marketers. When a consumer interacts with a Marketer's offer, a smart contract automatically executes fulfilling the terms of the offer. For example, the Marketer may offer a product discount to the targeted Consumer. The offer states a CYDT reward that will be granted to the Consumer for interacting with the offer, and the offer may also contain an agreement for an exchange of a small amount of information from the Consumer. The Consumer clicks on the offer and the terms of the smart contract are executed, i.e., the CYDT reward is transferred to the Consumer and perhaps some information is sent to the Marketer. This is all recorded on the blockchain.

In order for the CYDigital blockchain to adhere to our values of data privacy and activity transparency, we will employ a unique identifier to each individual offer and CYDT transaction. This will allow us to store the transaction on the blockchain based on the unique ID and record in the Consumer's DDR the same unique ID for cross reference. Thus, if the Consumer should decide to limit access to their data, no personal data will be left on the blockchain. However, CYDigital will retain the anonymous activity.

CYDigital will use the offer activity data on the blockchain as the third prong in our offer targeting system, along with the local data source and the DDR. This will allow CYDigital to deepen it's targeting queries and improve its analysis of trending data. CYDigital will also use the blockchain activity as a transparent source for the Marketer to demonstrate consumer activity and as proof of campaign reach. As a result of the CYDigital system structure, campaign results will be highly secure.

Regarding the use of tokens...

Initially we tried to solve the challenge with fiat currency. The value that model produced for the consumer was very low. The initial cost to fund this effort using fiat was far too high. And the management of fiat was too costly. Furthermore, the consumer was not incentivized enough to utilize system values if the reward was fiat. In addition, we wanted to provide the consumer with a means to build a store of tokens that could be applied to marketer offers.

Q: How are you going to allocate the funds?/ What are investments to be spent on?

A: On MVP development.

Q: Where can I find CYDigital on social media?

A:
- Telegram: https://t.me/cyd.digital
- Twitter: https://twitter.com/CYD_digital
- LinkedIn: https://www.linkedin.com/company/cyddigital/
- Facebook: https://www.facebook.com/CYDigital-382138272275914/
- Instagram: CYD.digital
- Reddit: CYDigital

Q: What's a brief description of CYDigital?

A: During the age of data privacy, CYDigital uses blockchain to enable brands and retailers to significantly improve their marketing by providing consumers with the ability to own their data and earn rewards for anonymously sharing it.

This approach is based on a novel yet simple concept: providing a means for the Consumer to capture, own, and selectively share and derive value from the data generated from all their offline and online activities. On a permission-basis only, Consumers are incentivized to make their data anonymously available to Marketers so that Marketers can reach very specific individuals with very specific and relevant offers.

Q: Give me an overview of CYDigital.

A: Through CYDigital, consumers and marketers exchange anonymous data for rewards, and in the process, develop a deeper and more profitable relationship.

Go here for a graphical overview of our go-to-market and process: http://bit.ly/2M6cWDg

What today's US Consumers don't know is that they are sacrificing approximately $890B of data value to digital conglomerates, without any remuneration!

Digital conglomerates (DigiCons) such as Facebook and Google have generated hundreds of millions, if not billions, of dollars by leveraging individuals' online data, a resources that is FREE to the DigiCon. As a result, today's Marketers are facing a data privacy backlash...created by those same behemoths...that impacts the Marketer's ability to reach specific targets with specific offers. And it's a privacy backlash that is driving U.S. state legislatures to enact data privacy protection laws. In addition, Marketers understand that the intermediaries are exploiting them by charging excessive fees for data and advertisements that end up reaching a wrong audience.

Yet in light of all this, greater than 60% of US consumers will be willing to share their data for a benefit!

That's our mission: enable consumers the share their data for rewards from marketers, exclude the DigiCons from the process, and disrupt this established marketplace.

Our approach is based on a novel yet simple concept: providing a means for the Consumer to capture, own, and selectively share and derive value from the data generated from all their offline and online activities. On a permission-basis only, Consumers are incentivized to make their data anonymously available to Marketers so that Marketers can reach very specific individuals with very specific and relevant offers.

As a result, Marketers will not only uncover new opportunities, but will also be in complete alignment with global, domestic and local privacy regulations, as well as remove digital conglomerates as middlemen to reach Consumers.

Our blockchain solution is unique: we do not require any change in consumer behavior, e.g., download and use a different browser. Nor is it required for the consumer to manually setup an account and populate it with information. CYDigital is an incredibly easy means for the consumer to leverage their data for profit, and a highly targeted means for marketers to reach the highly coveted targets.

Q: Do you have a Business Plan?

A: Of course, and it is posted within this offering under Your Numbers.

We'd like to highlight the steps we're taking to move into the market, secure marketers and consumers, and grow the business (in alignment with our timetable, which you can view here).

1) We've built a proof of concept, and we need to now build our minimum viable product. The MVP is both marketer and consumer facing, thus it's a good deal of effort (read: manhours) to complete, thus our effort to raise seed funding.
2) With the MVP in place (3-5 months), we will attempt to secure a beta marketer to deploy the application. We will persevere to have our beta marketer to upload their data into our system so that consumer accounts can be created and populated with tokens, and online consumer behavior can be captured and owned by the consumer. Product usage begins, where offers from the marketer are delivered to targeted consumers, and consumers are rewarded with CYDT (our tokens).
3) With this track record (marketers, consumers), we believe that we can then move forward with a Series A funding effort. The Series A funding will allow us to (a) expand our product development, (b) expand marketer sales effort, and (c) begin to market directly to consumers to drive signups.

Q: What is the Customer Problem?

A: Marketers are facing consumer data privacy issues (trust and legislation), while digital conglomerates continue to increase ad pricing while squeezing efficacy. Consumer generated over $890B in data value, yet recover nothing in return for their data, even though over 60% are willing to exchange data for a benefit. Consumers want value for their data and marketers need a means to sidestep digital conglomerates while adhering to data privacy legislation in order to continually drive revenue.

CYDigital provides marketers with a means to build deeper relationships with consumers by providing consumers with the ability to own their data, and rewards for anonymously sharing it.

We give consumers data ownership, and we give marketers a means to adhere to data privacy legislation while driving greater revenue without those digital conglomerates.

Q: Who are your markets?

A: We have two markets: the Marketer and the Consumer.

There are 3 specific marketer segments:
i) Retailers of non-durables with an online presence with a preference towards those who market their own brands
ii) Consumer brands that have an online presence with a burgeoning retail presence
iii) The monolithic retailer

We will be taking budget from their search and social advertising spending, and we project that the marketer will spend on average $2 to reach highly targeted consumers. This is far and away less expensive than search and social advertising.

On the Consumer side, we are initially focused on the Gen Z, Millennial, and Boomer segments within

the top 10 US MSAs. We will reach them via growth-hacking and online marketing.

Q: What is your Business Model?

A: The initial service is called MOS (the "Marketer Offer System"), which delivers offers via CYDigital to specific Consumers willing to view these offers. It solves multiple problems: its anonymity adheres to data privacy constraints; payment goes to the consumer, not middlemen; and it targets consumers with greater specificity than other formats. It produces faster results than inbound marketing with greater targeting than outbound marketing.

We will generate revenue from marketers as they seek to present ads and offers to consumers in the CYDigital system, where we will charge the marketer on a per targeted consumer basis to present the ads/offers. On average, we project a price of $2 USD in order for the Marketer to access the Consumer's decentralized data record (DDR) via CYDigital (the DDR is the means by which consumers can capture and control their data). So as an example, assume during a month that the average gross revenue per Consumer is $10 USD (5 offers x $2 USD per DDR access). Assuming 50K Consumers, this will generate $500K USD.

Q: How will you build a base of Consumers?

A: • Inside-Out Approach where the strategy is to build and grow the Consumer base focused on the Marketer's Consumers: through Marketers, engage with their known Consumers.
• Outside-In Approach, where CYDigital will directly recruit Consumers.

This CYDigital Go To Market graphic explains the process: http://bit.ly/2M6cWDg

Q: Who are your competitors?

A: We have two main competitors, and both have traction. Brave relies on its Brave browser, which now has 8 million monthly active users, and they deliver ads and pay consumers via their browser. But we believe this is a limited audience, because they're now entering the browser wars which will cap their growth. Digi.me markets directly to consumers as a data security platform, and to businesses as a private data sharing platform. Our revenue comes from advertising, not data access, so our revenue potential is much higher. Please review our deck posted within this offering.

Earlier this year, Wayin (a potential competitor) was purchased by Cheetah where terms were not disclosed. "It said the transaction, terms of which weren't disclosed, would increase its business in first-party data, or information that is gathered directly from consumers instead of being harvested or inferred by outsiders."

Q: What are your competitive advantages?

A: We have two major competitive advantages:
1) Our blockchain-based solution is unique, and we will pursue patent protection to preserve this advantage. The core of the differentiation is our decentralized data record (DDR);
2) We operate in the background, i.e., we are innocuous, and require zero consumer management.

At the heart of our solution is the decentralized database record (DDR), which is the unique means by which all consumer data is captured and made available by consumers to prospective marketers. This is our defensible technology that will provide a 2-3 year window of competitive advantage.

Q: What is your Go-to-Market / sales and marketing strategy?

A: We plan on a two-prong approach: going directly to Marketers, loading their database into the system, and giving them the capability of 360-degree view of their consumers...anonymously (currently they do not have this capability). For the second prong we plan to market directly to consumers to sign up for the CYDigital program.

We will be reaching our targeted marketing organizations using two methods:
1) Direct sales, via an in-house team of sales professional experienced in presenting and selling to marketing decision makers, supported by an inside sales team managing the lead flow into the organization; and,
2) The agency channel, i.e., ad and marketing agencies that service the marketer. We will build out a channel organization that will be measured by revenue generated by their agency customers.

We will build a growth hacking model to reach marketing organizations that relies on content marketing, communicated with events, from webinars to trade shows. To that end, we will build an in-house staff of experienced professionals focused on lead generation and content development. We will be taking budget from their search and social advertising spending, and we project that the marketer will spend on average $2 to reach highly targeted consumers. This is far and away less expensive than search and social advertising.

CYDigital has a dual strategy to bring Consumers into the Community by reaching Consumers directly and through the Marketers' databases, and by leveraging Consumer sharing activity. Both Consumer groups will be incented to join the community with offers delivered through growth hacking and social advertising. A strong Consumer base drives greater Marketer participation: the larger the population of Consumers, the more opportunities for Marketers.

Q: What do you see as your top three challenges?

A: 1) Hiring the right people for development, sales and marketing. Human resources is the number one issue that we will face.
2) Managing the financial flow of consumer rewards in real time. We will need to develop this extension to our overall product.
3) Data privacy legislation on a state by state basis, i.e., the more states enact such legislation, the better our sales environment. And with over 10 states having legislation or considering legislation, we are positive.

Q: How large is the market?

A: 1) The aggregate value of consumer data generated in the US is $890B.
2) Over 60% of consumers are willing to share their data for a reward.
3) The online advertising market is $82B for the US alone in 2019.

So there are two pressure points converging towards a midpoint: consumers wanting to be rewarded for their data, while marketers needing to find a means to gain greater efficacy from their budgets.

Q: How is the CYDigital team qualified to meet the challenges in this marketplace?

A: Our team has over 100 years of combined tech, marketing and sales experience.

CYDigital will be challenged:
1) The technical challenges of building a product. The team has decades of software and platform experience, and are experts in building dev teams that perform.
2) The sales and marketing challenges of market entry and growth. The team has been recognized as marketing thought leaders, and its sales experiences focuses on sales hiring, motivating, compensation, training and closing.

Q: What traction do you have?

A: Here's how we describe our traction thus far:
• People
o Core Team in place (Gang of Four)
o Board of Advisors in place

• Product
o Outsourced dev partners selected
o Proof of Concept completed
o MVP plans completed

• Market Acceptance
o Working the California State Legislature to effectuate "Data Dividends program
o Similar effort with VA

• Components
o Business plan
o Business model with all financials
o Website
o Pitch deck
o Videos

• Legal
o C corp in Delaware

• Other
o CYDigital is a part of the Feb 2020 NewChip Accelerator cohort

---

Q: What is your Value Proposition?

A: Our initial customers will be brands and retailers in the U.S. looking for a more effective means to reach consumers, as these marketers are facing consumer data privacy issues (trust and legislation), while digital conglomerates continue to increase ad pricing while squeezing efficacy. Our solution solves multiple problems: its anonymity adheres to data privacy constraints; payment goes to the consumer, not middlemen; and it targets consumers with greater specificity than other formats. We project that our solution provides an ROI over 300% greater than search and social advertising.

Q: What are your use of funds?

A: This is a simple response: funds will be used to finish the development of our MVP and to secure our first beta customer.

Q: Who are your company leaders?

A: • Our CTO John Rizzo, who's expertise in platforms, standards and applications will guide the complete development process (https://www.linkedin.com/in/rizzo);
• Our CEO Joe Rizzo, who's background includes 3 startup management teams, B2C and B2B marketing, and proven revenue generator (https://www.linkedin.com/in/joemktg).

Q: What are your key strengths and risks?

A: Key Strengths
1) Our technology is unique and will be IP protected.
2) Our team is seeped with experience across the functions critical for success.
3) We are marketers selling a marketing technology solution to marketers: we know the pain, and we've got the solution.

Key risks
1) Blockchain developers are rare.
2) The sales cycle via agencies can be very long.
3) The direct sales function has to be done correctly within a short time frame.

Q: What key resources do you possess and need to go to the next level?

A: 1) Again referencing the team's experience across the functions that are critical for success.
2) And we're experienced in the management of small to large teams.
3) We are technologists, and we're marketers: a rare breed.

∧

Q: What are your partner/vendor relationships?

A: We are pre-revenue, so we do not possess customer/partner relationships. However, upon funding, we have two development partners waiting in the wings as outsourced development providers.

Moving forward, we'll need ad and marketing agencies partnerships where our partners understand the attraction of the solution, and dev vendors who will react quickly to our needs.

∧

We will need to partner with an identity token public blockchain such as globalID. But we are open as to whom we work with on this.We may utilize Azure, AWS, and other cloud platforms whose pricing and reach are well known and stable. The DDRs are small in nature so storage itself won't be expensive but one of the key aspects is the stable and unique location of each DDR. For this we will utilize maximum cell size for each cell in the DDR so that we can create stable and distinct memory locations for them. For smart contract development, token tracking, and blockchain enablement we are planning to work with Applicature.

Q: What are your top 3 metrics?

A: 1) Cash Flow
2) Signed Marketers
3) Participating Consumers

∧

Q: What is CYDigital's SWOT analysis?

A: Opportunities:
• There are 2 recognizable consumer desires: (1) knowledge that data has value, they want compensation; (2) they want data privacy. Both factors impact CYDigital.
• In the U.S. alone, state legislatures are bringing bills to their respective floors for votes, some of which have passed and are signed: CA, ME, NV. Forthcoming: NY, MA, OR, WA.
• Marketers understand that the consumer data free ride is coming to an end. That factor, plus the continued rising costs for search and social advertising, leaves CYDigital is an excellent position as one of the best channels to use.
• Economic downturn would prove fruitful for CYDigital, as the value proposition will be viewed in a far better light, e.g., less costly, greater efficacy.

Threats:
• Facebook, Google, et al have only one view of the consumer, whereas CYDigital records all activity across all websites. However, should these monoliths band together and share data, CYDigital would lose this differentiation.

∧

Strengths:
• Team: a very strong group of professionals with extensive experience. Veterans who have built start-ups as well as worked within the F500.
• Technology: applying unique and IP defensible approach built upon open source, thus adaptable to ongoing changes as well as welcoming to partnerships.
• Sales and Marketing: significant knowledge and experience across all dimensions of these two functions.
• Market knowledge: the team has a deep understanding of the MarTech industry
• Given the ongoing experience with the state of California and the company's involvement with the Data Dividends program, the company can bring the same expertise to other state legislative and executive bodies.

Weaknesses:
• Will need to bring in Finance expertise to help build internal controls and reporting.
• Currently at a standstill as the company needs a cash infusion to continue product development.
• The flow of CYDT needs ongoing analysis and management, based on sound economic practices. We will need to bring this expertise in-house.



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